

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

<u>Via E-mail</u>
Joseph J. DeAngelo
Chief Executive Officer
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

     Re: HD Supply Holdings, Inc.
           HD Supply, Inc.
           Annual Report on Form 10-K for Fiscal Year Ended February 2, 2014
           Filed March 26, 2014
           File Nos. 1-35979 and 333-159809

Dear Mr. DeAngelo:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief